

FamTerra

Making life simpler
for the modern family

ELENA KRASNOPEROVA

ELENA@FAMTERRA.COM

Founding team



Elena Krasnoperova
Co-founder, CEO

Led strategy, analytics and operations at eBay, PayPal, oDesk, Zong (acq. by PayPal for $240M)

2nd time family tech founder (1st company: SimplyCircle)

Stanford Ph.D. in Psychology

Mom of 2 boys, ages 10 and 12



Marcelo Ribeiro
Co-founder, CTO

16 years of software, mobile app development, and engineering management experience

Founded software consultancy RubyThree (offices in US & Brazil)

Physics B.S.

Dad of 2 boys, ages 4 and 7

Families are a large, underserved market

35M US families spend $550B+ annually on their kids and families



$550B+

- $200 Groceries & dining
- $150 Family travel
- $54 Private schools
- $53 Daycare & sitters
- $30 Apparel
- $25 Toys & books
- $23 Baby products
- $8 Sports & Camps
- $8 Edtech

Our vision for FamTerra

PHASE IV
Create a new ecosystem and discovery platform of family apps

PHASE III
Open our Family APIs to 3rd party developers

PHASE II
Solve co-parenting problem with WeParent

PHASE I
Solve collaboration problem for families with Calroo app

Phase I: Calroo app

Like G-suite for families, but in a single app



Calendar
Stay on top of who is doing what with our color-coded calendar

Lists
Create shared lists for shopping, packing, chores and more

Swipe
Change ownership of events and tasks with a simple swipe, get handoff confirmation

Tasks
Track and assign tasks to yourself or other family members

Messaging
Send instant private messages and photos to family members

We disambiguate handoffs of tasks







3:29
April 2018
S M T W T F S
15 16 17 18 19 20 21
Tuesday, April 17
8:00 AM 8:30 AM Take kids to school C E J
8:30 AM 2:30 PM School field trip J
12:00 PM 1:00 PM Weekly tennis game with Will C
3:30 PM 4:00 PM Pick up kids from school M E J
4:00 PM 5:00 PM Emma's dentist appointment M E
5:00 PM 6:00 PM Jacob's soccer practice A J
6:00 PM 6:30 PM Cook dinner A
6:30 PM 7:30 PM Family dinner All
Calendar Tasks Lists Messages More
Tap to assign this event
Chris
Jacob
Emma
Ashley
Cancel
3:18
Calroo
Chris agreed to help with: Emma's dentist appointment.
Woo hoo! Chris agreed to help

We provide family "inter-operability"



android
Amazon Fresh delivery confirmed
Booking Kango
JUL 17
31
"I need a ride home"
Sleepover at Emma's at 6 pm
"Thanks for babysitting!"
"Please check your packing list, honey"
"Dinner tonight?"
Restaurant booking confirmed
amazon

Phase II: Leverage Calroo IP to build WeParent

- Large market with a big problem
  - 55M US parents live separately
  - Coordinating with an ex is hard

- High willingness to pay
  - "Not having to talk to my ex = priceless"
  - Customers need a solution for a long time, up to 10 years

- For some families, app usage is legally mandated by family court

- Existing solutions provide poor UX



Phase III: Open FamTerra APIs to third party developers

- Sign-in with FamTerra
  - Like sign-in with Google, but for families
  - Avoid having to re-enter repetitive info: e.g., ages of the kids
  - Data privacy and sharing rules are controlled by the family

- Premium APIs (a la Twilio model)
  - Family calendaring
  - Family messaging
  - Family sharing of notes, images and documents
  - COPPA-compliance, etc.

- Shortens time to market for developers as they don't have to re-create the back-end / API for each app

Phase IV: Family app ecosystem

The Smith Family Profile

Mom: Karen
33 years old; accountant; works full-time; PTA leader; loves Zumba; wants kids to be more independent

Dad: John
35 years old; engineer; loves tennis; building a treehouse; looking for fun activity to do with kids next weekend

Son: Zak
10 years old; in 4th grade; loves sports and Minecraft; struggling with math; wants to learn Spanish

Daughter: Eva
4 years old; attends preschool; loves dinosaurs and drawing; wants to have more playdates with friends

Zip code: 94024

Recommended apps

 **Calroo**: organize playdates, assign chores, sync calendar

 **Activity Hero**: find a math summer camp for Zak

 **SimplyCircle**: manage PTA volunteers, inform parents

 **Leela Kids**: find kid-friendly podcasts about dinosaurs

 **PandaTree**: find Spanish language tutor for Zak

 **Winnie**: discover fun things to do with your kids

Get involved!

- Join our equity crowdfunding round
  - Invest as little as $100
  - **https://wefunder.com/famterra**

- Download our free app from App Store or Google Play
  - Search for "Calroo"

- Reach out to me if you want to collaborate
  - **Email: elena@famterra.com**